Exhibit 99.2

Celulosa Arauco y Constitución S.A. Third Quarter 2011 Results November 23rd, 2011

Interim Review Third Quarter 2011 Results

November 23rd, 2011

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Third Quarter 2011 Results

November 23rd, 2011

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,103.7 million during the third quarter of 2011, a decrease of 7.1% compared to the U.S.$ 1,187.8 million obtained in the second quarter of 2011. This decrease is mainly explained by lower sales volume of our panel and pulp divisions of 5.7% and 5.3% respectively, and also a decrease in average prices of our pulp divisions of 7.1%.

•

During the third quarter of 2011, consolidated adjusted EBITDA reached U.S.$ 263.2 million, a decrease of 27.7% compared to the U.S.$ 363.5 million adjusted EBITDA obtained during the second quarter of 2011.

•

Arauco’s consolidated net income for the third quarter of 2011 reached U.S.$ 81.3 million, a decrease of 55.6% compared to the U.S.$ 183.1 million obtained in the second quarter of the year, mainly explained by a decrease in gross income of 23.1% or U.S.$ 104.0 million.

•	Capital expenditures during the third quarter of 2011 reached U.S.$ 275.6 million, an increase of 29.9% when compared to the U.S.$ 212.1 million expended during the second quarter of 2011.

Key Figures

In U.S. Million	3Q 11	2Q 11	3Q 10	QoQ	YoY	YTD 2011	YTD 2010	YoY

Sales	1,103.7	1,187.8	1,035.1	(7.1%)	6.6%	3,338.5	2,733.4	22.1%
Cost of sales	(758.0)	(738.0)	(614.1)	2.7%	23.4%	(2,139.6)	(1,642.1)	30.3%
Gross income	345.7	449.7	421.0	(23.1%)	(17.9%)	1,198.9	1,091.3	9.9%
Operating income (1)	120.1	223.4	242.8	(46.2%)	(50.5)%	550.7	593.3	(7.2%)
Net income	81.3	183.1	199.1	(55.6%)	(59.2%)	440.9	436.4	1.0%
Adjusted EBITDA (2)	263.2	363.5	387.0	(27.7%)	(32.0%)	963.1	986.6	(2.4%)
Adjusted EBITDA mg.	23.9%	30.6%	37.4%	(22.2%)	(36.2%)	28.8%	36.1%	(20.1%)
CAPEX	275.6	212.1	72.8	29.9%	278.4%	653.0	389.9	67.5%
Net financial debt	2,688.7	2,730.8	2,536.8	(1.5%)	6.0%	2,688.7	2.536,8	6.0%
Capitalization (3)	10,018.0	10,568.2	10,073.0	(5.2%)	(0.5%)	10,018.0	10.073.0	(0.5%)
ROCE (4)	3.9%	6.7%	7.2%	(42.0%)	(46.1%)	5.7%	6.2%	(7.9%)

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	Adjusted EBITDA = Operating income + Depreciation + Stumpage + Special items
(3)	Capitalization = Financial debt + Equity
(4)	ROCE = EBIT (1-tax) / Working capital + Fixed assets. EBIT may include effect of net insurance claims related to business interruption

Interim Review Third Quarter 2011 Results

November 23rd, 2011

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	3Q 2011		2Q 2011		3Q 2010

Pulp	522.6	47.3%	609.4	51.3%	531.0	51,3%
Panels	346.0	31.4%	342.3	28.8%	285.2	27,5%
Sawn Timber	191.2	17.3%	185.5	15.6%	172.6	16,7%
Forestry	38.0	3.4%	43.8	3.7%	41.4	4,0%
Others	5.9	0.5%	6.7	0.6%	4.9	0,5%
TOTAL	1,103.7	100.0%	1,187.8	100.0%	1,035.1	100.0%

Consolidated Sales

Arauco’s consolidated sales for the third quarter of 2011 reached U.S.$ 1,103.7 million, 7.1% lower than the U.S.$ 1,187.8 obtained during the second quarter of 2011, mainly due to lower sales of our pulp and forestry divisions which decreased 14.2% and 13.3% respectively, compared with the previous quarter.

Compared to the U.S.$ 1,035.1 million obtained in the third quarter of 2010, consolidated sales were 6.6% higher during the third quarter of 2011, mainly due to an increase in sales of our panels and sawn timber divisions which increased 21.3% and 10.8% respectively, compared with the same quarter of last year.

Sales by Business Segment 3Q 2011

(1)	Pulp division sales include Energy

Interim Review Third Quarter 2011 Results

November 23rd, 2011

Production

During the third quarter of this year, production volume decreased 12.3% in our pulp division, while production volume in our panel and sawn timber division increased 2.6% and 5.1% respectively, when compared with the last quarter. The main reason for the decrease of our pulp production was the maintenance of our mills.

Compared to the third quarter of 2010, production volume decreased 3.7% in our pulp division, 5.7% in our sawn timber division and 1.4% in our panel division.

Production of our mills has been at normal levels, except for Nueva Aldea, that had a planned stoppage for a period of 5 weeks. This stop was longer than usual because it included not only the annual maintenance program but also the completion of an expansion program that began in early 2011.

Production by Business Segment

Interim Review Third Quarter 2011 Results

November 23rd, 2011

EBITDA Composition

In U.S. Million	3Q 11	2Q 11	3Q 10	QoQ	YoY	YTD 2011	YTD 2010	YoY

Revenue	1,103.7	1,187.8	1,035.1	(7.1%)	6.6%	3,338.5	2,733.4	22.1%
Cost of sales	(758.0)	(738.0)	614.1	2.7%	23.4%	2,139.6	1,642.1	30.3%
Gross income	345.7	449.7	421.0	(23.1%)	(17.9%)	1,198.9	1,091.3	9.9%
Distribution costs	(118.8)	(118.6)	(103.4)	0.2%	15.0%	348.6	271.2	28.6%
Administrative expenses	(106.8)	(107.8)	(74.8)	(1.0%)	42.8%	299.6	226.8	32.1%
Operating income	120.1	223.4	242.8	(46.2%)	(50.5%)	550.7	593.3	(7.2%)
Depreciation	55.9	57.6	57.0	(2.9%)	(1.9%)	170.5	167.2	2.0%
Stumpage	87.2	82.5	87.2	5.2%	0.0%	241.8	212.1	14.0%
EBITDA	263.2	363.5	387.0	(27.7%)	(32.0%)	963.1	972.5	(1.0%)
Special items (1)							14.0
Adjusted EBITDA	263.2	363.5	387.0	(27.7%)	(32.0%)	963.1	986.6	(2.4%)

(1)	Special Items corresponds to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated adjusted EBITDA for this quarter was U.S.$ 263.2 million, 27.7% lower than the U.S.$ 363.5 million reached during the previous quarter. The main reason of this decrease can be explained by lower pulp and panels EBITDA of 37.1% or U.S.$ 94.3 million and 33.9% or U.S.$ 12.1, respectively. This was partially offset by an increase in our sawn timber EBITDA of 12.6% or U.S.$ 1.7 million.

Consolidated adjusted EBITDA for the third quarter of 2011 was 2.4% lower than the U.S.$ 986.6 million reached in the same period of 2010.

Adjusted EBITDA Variation by Business Segment 2Q 11—3Q 11

(In U.S. Million)

Interim Review Third Quarter 2011 Results

November 23rd, 2011

Operating Income

Arauco’s consolidated operating income during the third quarter of the year reached U.S.$ 120.1 million, a decrease of 46.2% compared to the U.S.$ 207.2 million obtained during the second quarter of 2011. This is explained mainly by lower gross income of 23.1% or U.S.$ 103.3 million, and lower sales volume of our panel, pulp and sawn timber divisions by 5.7%, 5.3% and 2.2% respectively. Also, there were lower average prices in our pulp divisions of 7.1% respectively, partially offset by a increase in average prices of our panel and sawn timber division of 7.2% and 5.4% respectively.

In general, average unitary costs of pulp have increased when comparing the third quarter of 2011 with the previous quarter, our BKP unitary costs were 10.0% higher, EKP unitary costs increased 15.0% and partially offset by lower UKP unitary costs by 6.1%.

During the third quarter of 2011, Arauco’s consolidated operating income was 7.2% lower than the U.S.$ 242.8 million reached in the same quarter of 2010. This is a consequence of an increase in cost of sales by 30.3% or U.S.$ 497.6 million and administration expenses by 30.2% or U.S.$ 120.1 million, partially offset by higher sales of 22.1% or U.S.$ 605.1 million.

Net Income

Net income for the third quarter of 2011 reached U.S.$ 81.3 million, a decrease of 55.6% compared to the U.S.$ 183.1 million obtained in the second quarter of 2011. This is mainly explained by a 46.2% or U.S.$ 103.3 million decrease in our operating income, due to lower revenues in our pulp division by 14.3% or U.S.$ 84.1. Also, our Exchange Rate Differences during the third quarter of 2011 had a loss of U.S.$ 29.6 million, compared to the U.S.$ 11.9 million gained obtained in the previous quarter. The main explanation of this was the depreciation of both the Chilean peso and Brazilian Reals of 11.5% and 17.2%, respectively during this third quarter.

Compared to the U.S.$ 199.1 million obtained in the third quarter of 2010, consolidated net income was 59.2% lower during the third quarter of 2011, mainly due to an increase in cost of sales and administration expenses by 23.4% and 26.6% respectively.

Net Income Variation by Item 2Q 11—3Q 11

(In U.S. Million)

Operating income	=	Gross margin – Distribution costs – Administration expenses

Non operating income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review Third Quarter 2011 Results

November 23rd, 2011

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Pulp sales reached U.S.$ 522.6 million for the third quarter of 2011. a decrease of 14.2% compared to the previous quarter. This decrease was mainly due to lower sales volume of 5.3%. together with a decrease in average prices of 7.1%.

When compared with the U.S.$ 531.0 million reached in the same quarter of 2010, pulp sales decreased 1.6%. This decrease is mainly explained by lower average prices of 3.5%. and partially offset by higher sales volume of 4.0%.

The third quarter of 2011 experienced a lower demand and lower activity in general. This weakness in the market is mainly a seasonal effect observed during the Northern Hemisphere summer. As a consequence, July and August suffered price cuts, especially during August. However, there was an important recovery of long fiber prices during September. This recovery was not on a global basis. It was specifically in Asia, and driven by China. World pulp production continues near full capacity levels and shipments to Asia have increased significantly if compared with year 2010.

China continues to be the main player in terms of driving demand, new investments in paper mills, etc., however, some signs of overcapacity in specific commodity paper grades are appearing for example in printing & writing, coated wood free, printing paper, paper used for advertising, etc. This overcapacity does not apply to tissue paper nor to specialties. Overcapacity has eroded sales prices in the paper market, and consequently margins of paper fabrics. Credit restrictions imposed by the Chinese government have also impacted the ability of clients to open letters of credit as a measure to control inflation. Despite the latter, we have been able to sell all our production during this quarter maintaining inventories at normal levels.

The situation in Asia and Europe is similar. However, the uncertainty in Europe is significantly affecting the demand for paper. In contrast with what occurred in China, this market did not benefit from a price increase during September and there were announcements of capacity closings for some types of paper. Some paper mills with low margins had to close operations. In other cases, paper mills planned production cuts due to weak order volumes. This situation impacts the Asian markets since the pulp oversupply is reallocated to China. Inventories levels at European ports increased during this quarter, bringing pressure over less competitive pulp producers. This situation impacts especially European pulp producers that prefer having prices cuts in Europe instead of exporting to China in order to avoid freight and logistic costs.

Latin America has continued with an attractive market, and sales prices have only trimmed prices following other markets such as Asia and Europe. In North America we still do not foresee a recovery, and therefore there is an amount of pulp normally sold in North America that is now sold in Asia.

Interim Review Third Quarter 2011 Results

November 23rd, 2011

2- Sawn Timber Division

Compared to the U.S. $185.5 million sold during the second quarter of 2011, sawn timber sales increased by 3.1% during the third quarter, reaching sales of U.S. $191.2 million. This increase was mainly due to higher average prices of 5.4%. partially offset by lower sales volume of 2.2%.

When compared with the same period of 2010, sawn timber and remanufactured wood products sales increased 10.8% or U.S.$ 18.6 million, mainly due to an increase in average prices 3.1% and sales volume of 7.5%.

The real estate and construction sectors in the United States continue at low levels compared with historical during this third quarter of 2011. The Housing Starts index reached 658,000 units per year in September. Current construction levels are still low compared with the historical 10 year average. During the third quarter of this year we continue with a recovery in sales prices of moldings when compared with the previous quarter, due to a stronger demand in the market.

During most of the third quarter there has been a good demand for sawn timber products in most of the markets we sell, especially in Asia. As a consequence, we have benefited with sales price increases in China, Korea, Japan and Taiwan. However, starting September we have observed some signs of weakness in these same markets.

In particular, in China, starting this third quarter there has been an increase in logs and sawn timber stocks, and as a consequence sales prices and demand for these products started to weaken during the end of September.

3- Panels Division

Panel’s sales reached U.S.$ 346.0 million in the third quarter of this year, an increase of 1.1% when compared to the U.S.$ 342.3 million obtained in the second quarter of 2011. This increase was mainly explained by higher average prices of 7.2% partially offset by lower sales volume of 5.7%.

Panel sales were 21.3% higher than the U.S.$ 285.2 million reached during the third quarter 2010. This increase in sales can be explained by higher sales volume 24.6% partially offset by a decrease in average prices of 2.6%.

During this third quarter of 2011 we were able to maintain an important recovery in all markets, and along with an increase in sales volumes.

For our plywood segment, sales volumes to end clients grew 34%, strongly driven by higher shipments to Europe and Asia, along with important price increases. In the United States sales volume also had a strong growth, however, prices have remained stable.

Regarding the MDF panels segment, sales volume increased 3% mainly explained by a higher demand from the United States and Mexico and a strong increase in shipments to Japan. In terms of particleboard sales, we had a 2% increase in sales volume when compared to the same period last year, triggered by a strong increase in volumes sold in Peru and a sustained growth in the local Argentinean market.

Our MDF moldings products had a sales volume drop of 12% during the period, however, this was partially offset by a sales price increase of 3%. The MDF moldings market has not been able to recover towards historical average sales mainly due to the still weak construction sector in the United States.

Our Hardboard segment had a sales volumen drop of 11% mainly due to a lower supply, but we benefited from strong prices increases of 17% compared to the last year. Nonetheless, demand for HB products continues growing despite the lower global supply.

Interim Review Third Quarter 2011 Results

November 23rd, 2011

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached U.S.$ 2,633.0 million at the end of the third quarter of 2011, a decrease of 17.4% or U.S.$ 554.1 million compared to the U.S.$ 3,187.1 million obtained in the second quarter of 2011. When compared with the U.S.$ 3,024.6 million reached in the same period last year, there was a decrease of 12.9% or U.S.$ 391.5 million.

•	Cash and cash equivalents:

At the end of the third quarter of 2011 our cash balance reached U.S.$ 377.5 million, a decrease of 47.7% or U.S.$ 343.8 million when compared to the U.S.$ 721.2 million reached in the previous quarter, mainly due to the payment of long term debt (U.S.$ 387.0 million of our 7.75% notes due in September 2011).

When compared to the same quarter 2010, there was a decrease of 57.6% or U.S.$ 512.1 million. This was mainly due to the U.S.$ 614 million raised through bonds by Arauco in September 2010 in the local and U.S. market.

•	Accounts receivables:

Accounts receivables reached U.S.$ 903.4 million during the third quarter of 2011, a decrease of 13.8% or U.S.$ 144.3 million compared to the second quarter of the year. When compared to the same quarter of 2010, accounts receivables decreased 1.8% or U.S.$ 17.0 million.

Non Current Assets

Non current assets reached U.S.$ 9,584.8 million at the end of the third quarter of 2011, an increase of 0.7% or U.S.$ 65.9 million compared to the second quarter of 2011. When compared with the U.S.$ 9,246.2 million reached in the same period last year, there was an increase of 3.7% or U.S.$ 338.6 million.

Interim Review Third Quarter 2011 Results

November 23rd, 2011

Financial Debt

Arauco’s consolidated financial debt as of September 2011 reached U.S.$ 3,052.8 million, an decrease of 11.8% or U.S.$ 407.3 million when compared to June 2011. When compared to September 2010, our financial debt decreased 11.9% or U.S.$ 411.3 million. This was mainly due to payment of Yankee bonds by U.S.$ 387.0 million in September 2011.

Our consolidated net financial debt decreased 36.0% or U.S.$ 1,501.1 million when compared with June 2011. Compared with the same quarter of 2010, our consolidated net financial debt decreased 40.7% or U.S.$ 1,832.6 million.

Financial Debt

In U.S. Million	Sept 2011	June 2011	Sept 2010

Short term financial debt	265.2	569.3	554.7
Long term financial debt	2,787.6	2,882.8	2,909.4
TOTAL FINANCIAL DEBT	3,052.8	3,452.0	3,464.1

Cash and cash equivalents	377.5	721.2	1,043.8
NET FINANCIAL DEBT	2,675.4	2,730.8	4,507.9

Financial Debt Profile

(In U.S. Million)

Interim Review Third Quarter 2011 Results

November 23rd, 2011

FINANCIAL RATIOS

Financial Ratios

	3Q 11	2Q 11	3Q 10	YTD 2011	YTD 2010
Profitability
Gross margin	31.3%	37.9%	40.7%	35.9%	39.9%
Operating margin	10.9%	18.8%	23.5%	16.5%	21.7%
Adjusted EBITDA margin	23.9%	30.6%	37.4%	28.8%	36.1%
ROA (EBIT / Total assets)(1)	3.8%	7.0%	8.2%	5.9%	6.8%
ROCE (EBIT x (1 – Tax rate) / Working capital+Fixed assets)(1)	3.9%	6.7%	7.2%	5.7%	6.2%
ROE (Net income / Equity)	4.6%	10.4%	12.1%	8.4%	8.9%

Leverage
Interest coverage ratio (EBITDA / Financial costs)	5.6x	6.9x	6.3x	6.4x	5.8x
Net financial debt / EBITDA	2.6x	1.8x	1.7x	2.1x	2.0x
Financial debt / Total capitalization(2)	30.6%	32.7%	34.0%	30.6%	34.0%
Net financial debt / Total capitalization(2)	26.8%	25.8%	25.2%	26.8%	25.2%
Financial debt / Shareholders’ equity	44.7%	49.2%	52.4%	44.7%	52.4%
Net financial debt / Shareholders’ equity	39.2%	38.9%	38.8%	39.2%	38.8%

(1)	EBIT may include effect of net insurance claims related to business interruption.
(2)	Capitalization = Total financial debt + Equity

Interim Review Third Quarter 2011 Results

November 23rd, 2011

THIRD QUARTER AND SUBSEQUENT EVENTS

Montes del Plata U.S.$ 1,354 million Loan Agreement

On September 29, 2011 Montes del Plata entered into a U.S.$ 1,354 million loan agreement to finance the construction of its 1.3 million Adt/year short fiber pulp mill and port terminal, located in Punta Pereira, Uruguay. The loan has a tranche with the Interamerican Development Bank named IDB Facility Agreement of up to U.S.$ 454 million and another tranche with ECA (Export Credit Agency) financing named Finnvera Guaranteed Facility Agreement of up to U.S.$ 900 million.

Also, Arauco has entered into a guarantee agreement, pursuant to which Arauco has secured the obligations that Montes del Plata assumed in respect of the IDB Facility Agreement and the Finnvera Guaranteed Facility Agreement. The guarantee granted by Arauco will severally but not jointly guarantee an amount equal to 50% of such loans.

Acquisition of Vale do Corisco Ltda.

On November 3, 2011 the Brazilian company Centaurus Holding S.A. agreed to acquire 100% of the shares of the Brazilian company Florestal Vale do Corisco Ltda. (“Vale do Corisco”). Arauco Forest Brasil S.A. (Arauco’s Brazilian subsidiary) will own 49% of the share capital of Centaurus Holding S.A., and Klabin S.A. will own the remaining 51%. Klabin S.A. is a Brazilian corporation listed in the Bolsa de Valores de Sao Paulo (Sao Paulo Stock Exchange), and is one of the main companies in the industrial forestry business of Brazil.

Vale do Corisco owns 107,000 hectares of land located in the State of Paraná, 63,000 of which are planted.

The total purchase price to obtain 100% ownership in Vale do Corisco amounts to U.S.$ 473.5 million. The payment of such price was done in November.

This transaction strengthens Arauco’s position in Brazil’s forestry sector, furthering the development of its industrial operations and ensuring the supply of wood for future projects.

Insurance Claim

On November 15, 2011 we announced the agreement among Arauco and the respective insurance companies of the insurance claim report related to damages and economics losses caused by the February 27, 2010 earthquake and tsunami.

Under such report, Arauco is entitled to receive a total indemnization of U.S.$ 532,000,000 (less advance payments of U.S.$ 278,000,000 we received during 2010). The total balance to be paid to Arauco is U.S.$ 254,000,000 we expect to receive before December 31, 2011. From this amount we will recognize in our fiscal year 2011 Income Statement U.S.$ 158,000,000 as profit (before tax).

Interim Review Third Quarter 2011 Results

November 23rd, 2011

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	3Q 11	2Q 11	3Q 10

Revenue	1,103.7	1,187.8	1,035.1
Cost of sales	(758.0)	(738.0)	(614.1)
Gross Income	345.7	449.7	421.0
Other operating income	63.2	72.9	79.5
Distribution costs	(118.8)	(118.6)	(103.4)
Administrative expenses	(106.8)	(107.8)	(74.8)
Other operating expenses	(20.2)	(18.5)	(11.4)
Other income (loss)	0.0	0.1	(0.1)
Financial income	9.7	4.1	3.3
Financial costs	(47.3)	(52.5)	(61.6)
Participation in (loss) profit in associates and joint ventures accounted through equity method	1.8	(4.4)	(0.9)
Exchange rate differences	(29.6)	4.5	11.9
Income Before Income Tax	97.7	229.6	263.4
Income tax	(16.4)	(46.5)	(64.3)
Net Income	81.3	183.1	199.1
Profit attributable to parent company	78.2	181.6	198.8
Profit attributable to non-parent company	3.1	1.5	0.3

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2011 Results

November 23rd, 2011

Consolidated Balance Sheet

In U.S. Million	3Q 11	2Q 11	3Q 10

Cash and cash equivalents	377.5	721.2	889.6
Other financial current assets	0.0	1.5	2.9
Other current non-financial assets	221.2	216.3	155.5
Trade and other receivables. net	815.9	948.0	912.4
Related party receivables	87.5	99.7	7.9
Inventories	819.1	820.8	701.1
Biological assets. current	258.1	324.9	292.3
Tax receivables	39.7	40.5	62.9
Non-current assets clasiffied as held for sale	14.1	14.1	0.0
Total Current Assets	2,633.0	3,187.1	3,024.6
Other non-current financial assets	0.0	60.3	34.2
Other non-current and non-financial assets	66.9	64.5	45.3
Non-current receivables	8.2	10.2	0.0
Investments accounted through equity method	606.3	528.2	496.5
Intangible assets	17.5	17.8	11.4
Goodwill	59.8	70.5	65.5
Property. plant and equipment	5,198.4	5,265.9	5,004.0
Biological assets. non-current	3,498.7	3,505.4	3,467.3
Deferred tax assets	128.8	128.0	122.0
Total Non-Current Assets	9,584.8	9,650.7	9,246.2
TOTAL ASSETS	12,217.8	12,837.8	12,270.7

Other financial liabilities. current	276.6	577.3	565.9
Trade and other payables	401.8	413.6	407.6
Related party payables	11.0	14.4	10.4
Other provisions. current	8.1	7.5	5.6
Tax liabilities	59.5	45.0	59.7
Current provision for employee benefits	3.2	3.5	2.7
Other current financial liabilities	224.2	197.7	207.8
Total Current Liabilities	984.2	1,259.1	1,259.8
Other non-current financial liabilities	2,787.6	2,882.8	2,892.0
Other non-current provisions	8.8	9.4	7.4
Deferred tax liabilities	1,330.3	1,387.4	1,301.2
Non-current provision for employee benefits	34.5	37.9	34.0
Other non-current financial liabilities	120.6	145.1	129.8
Total Non-Current Liabilities	4,281.7	4,462.6	4,364.4
Non-controlling participation	95.2	104.9	104.3
Net equity attributable to parent company	6,856.7	7,011.2	6,542.3
TOTAL LIABILITIES AND EQUITY	12,217.8	12,837.8	12,270.7

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

Interim Review Third Quarter 2011 Results

November 23rd, 2011

Consolidated Statement of Cash Flows

In U.S. Million	3Q 11	2Q 11	3Q 10

Collection of accounts receivables	1.372.7	1.239.9	973.0
Collection from insurance claims	0.0	2.0	100.0
Payments of suppliers and personnel (less)	69.1	62.3	48.7
Other expenses paid (less)	(1.099.8)	(1.000.2)	(851.1)
Dividends and other distributions received	(0.0)	1.8	(10.5)
Interest paid and received	(61.2)	(27.3)	(57.0)
Income tax paid	(30.0)	(60.4)	(7.0)
Other (outflows) inflows of cash. net	(0.3)	(0.3)	(1.3)
Net Cash Provided by (Used in) Operating Activities	250.5	217.6	194.8
Capital Expenditures	(222.3)	(212.1)	(43.7)
Other investment cash flow	(36.9)	(36.0)	(24.8)
Net Cash Provided by (Used in) Investing Activities	(259.1)	(248.1)	(68.5)
Proceeds from short-term borrowings	155.7	54.4	743.9
Repayments of borrowings	(464.6)	(30.1)	(360.6)
Dividens paid	(4.3)	(193.7)	7.1
Other inflows of cash. net	0.4	0.6	(0.0)
Net Cash Provided by (Used in) Financing Activities	(312.9)	(168.8)	390.4
Total Cash Inflow (Outflow) of the Period	(321.5)	(199.3)	516.6
Effect of exchange rate changes on cash and cash equivalents	(22.2)	8.2	14.6
Cash and Cash equivalents. at beginning of the period	721.2	912.2	358.3
Cash and Cash equivalents. at end of the period	378.2	721.2	889.6

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties. many of which are outside Arauco’s control. which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission. specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof. and the Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information. please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293